Securities and Exchange Commission
                              Washington, DC 20549


                                   Schedule TO
               Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                  Advanced Remote Communication Solutions, Inc.
                       (Name of Subject Company (issuer))

                  Advanced Remote Communication Solutions, Inc.
                       (Names of Filing Persons (offeror))

                            Series B Preferred Stock
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  Brandon Nixon
              Chairman of the Board, President and Chief Executive Officer
                  Advanced Remote Communication Solutions, Inc.
                           10675 Sorrento Valley Road
                           San Diego, California 92121
                                 (858) 450-7600

   (Name, Address, and Telephone Numbers of Person Authorized to Receive
         Notices and Communications on Behalf of filing persons)



                            Calculation of Filing Fee


                        Transaction valuation $1,170,833
                          Amount of Filing Fee $107.72



The aggregate principal amount of the Series B Preferred Stock of Advanced Remote Communication Solutions, Inc. sought for exchange equals $3,512,500. Advanced Remote Communication Solutions, Inc. has an accumulated capital deficit and thus pursuant to Rule 0-11(a)(4) of the Exchange Act, the transaction value for purposes of calculating the filing fee is $1,170,833.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

DATE FILED:  Not Applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


This Tender Offer Statement on Schedule TO relates to the exchange offer by Advanced Remote Communication Solutions, Inc., a California corporation (the "Company"), to exchange shares of its Series C-3 Preferred Stock for issued and outstanding shares of its Series B Preferred Stock, under the terms and conditions set forth in the Offering Statement for Series C Preferred Stock dated June 25, 2002 which presents the exchange offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information in the Offering Statement for Series C Preferred Stock and the related Letter of Transmittal and Subscription Agreement is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits

(a)(1)      Offering Statement for Series C Preferred Stock
(a)(2)      Letter of Transmittal
(a)(3)      Exchange and Subscription Agreement
(a)(4) Stock Purchase Agreement dated May 31, 2002 (Incorporated by reference to the Company's Form 8-K filed with the SEC on June 17, 2002).
(a)(5) TheCompany's amended 1996 Stock Option Plan (Incorporated by reference to the Company's Form S-8 filed with the SEC on August 3,
            2000).
(a)(6)      Option Agreement dated May 31, 2002 between Brandon Nixon and the
            Company.
(a)(7) Option Agreement dated July 7, 1998 between Scott T. Boden and Boatracs, Inc. (Incorporated by reference to the Company's Form 8-K filed with the SEC on July 21, 1998).
(a)(8) Option Agreement dated July 7, 1998 between Irene Shinsato and Boatracs, Inc. (Incorporated by reference to the Company's Form 8-K filed with the SEC on July 21, 1998).

Item 13. Information Required by Schedule 13E-3

Not applicable.





                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Advanced Remote Communication Solutions, Inc.


                              By: /s/ Brandon Nixon
                              ------------------------------------------------
                               Name: Brandon Nixon
                               Title:     Chairman of the Board, President
                                          and Chief Executive Officer

                                          Date:    June 27, 2002